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                                                                    EXHIBIT 12.1

               HYPERION TELECOMMUNICATIONS, INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

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
                                                             NINE MONTHS ENDED
                               YEAR ENDED MARCH 31,            DECEMBER 31,
                           --------------------------------  ------------------
                           1992    1993     1994     1995       1994      1995
                           -----  -------  -------  -------  --------  --------
Loss before Income Taxes,
 Extraordinary Loss and
 Cumulative Effect of
 Change in Accounting
 Principle...............  $(213) $(1,075) $(4,822) $(7,721) $ (5,715) $ (9,921)
Add:
Fixed Charges, Excluding
 Capitalized Interest....     --       --    2,164    3,321     2,298     4,152
                           -----  -------  -------  -------  --------  --------
Net Earnings (Loss)
 Available for Fixed
 Charges.................  $(213) $(1,075) $(2,658) $(4,400) $ (3,417) $ (5,769)
Fixed Charges
 Interest Expense........  $  --  $    --  $ 2,164  $ 3,321  $  2,298  $  4,152
                           -----  -------  -------  -------  --------  --------
Total Fixed Charges......  $  --  $    --  $ 2,164  $ 3,321  $  2,298  $  4,152
                           -----  -------  -------  -------  --------  --------
Ratio of Earnings to
 Fixed Charges...........     --       --       --       --        --        --
Deficiency in Earnings
 Required to Cover Fixed
 Charges.................  $(213) $(1,075) $(4,822) $(7,721) $ (5,715) $ (9,921)
                           =====  =======  =======  =======  ========  ========
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